Tengasco, Inc.
11121 Kingston Pike, Suite E
Knoxville, TN 37934
865.675.1554
865.675.1621 (facsimile)

November 15, 2013

H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

VIA EDGAR CORRESPONDENCE

Re:	Tengasco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 1-15555

Dear Mr. Schwall:

Tengasco, Inc. hereby responds as follows to each of the two numbered items in your letter dated November 7, 2013.   We believe that disclosure needed for sound investment decisions was in fact already made in our original filing of our Form 10-K for the year ending December 31, 2012.  However, we await your consideration of our responses and the receipt of any additional comments you may have.

For your convenience, we include the text of each of your comments for reference, together with our corresponding response, below:

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Risk Factors, page 19

1.	We note your general risk factors concerning economic risks typically associated with oil and gas exploration, development and production activities (page 22) and costs to comply with government regulation of the oil and gas industry (page 26).

Please clarify whether and to what extent you are involved in hydraulic fracturing.  To the extent hydraulic fracturing is a material part of your operations, please revise your risk factor disclosure to disclose regulatory, financial and operational risks associated with hydraulic fracturing (for example, potential underground migration and surface spillage or mishandling of fluids, including chemical additives).

Tengasco’s Response:

Tengasco does not currently use hydraulic fracturing techniques as any part of the Company’s operations. Accordingly; it is the Company’s position that there is no need to revise the existing risk factors to include risks of activities in which the Company is not involved.

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Certain Relationships and Related Party Transactions, and Director Independence, page 67

2.	You disclose in your Business section and on pages F-20 through F-22 that Peter E. Salas, the chairman of your board of directors and sole shareholder and controlling person of your largest shareholder, is the controlling person of Hoactzin. You also disclose that you are party to several transactions with Hoactzin. Please revise your disclosure in this section to disclose these transactions with Hoactzin. Refer to Item 404(d) of Regulation S-K.

Tengasco’s Response:

All of the existing related party transactions between the Company and Hoactzin are currently disclosed in full on pages F-20 through F-22.  These transactions are the Ten Well Program, the net profits agreement at the Methane Project, and the Management Agreement, as defined in and discussed on pages F-20 through F-22.  In addition, in Item 1 of this Form 10-K, there is additional disclosure and description of these same transactions as follows: 10 Well Program, pages 6-7; Net Profits agreement, page 12; and the Management Agreement, pages 12-14.  None of these transactions were entered into during the Company’s last two fiscal years prior to filing the Form 10-K for the year ended December 31, 2012 (as made subject to disclosure by the Company pursuant to Item 404(a) and 404(d) of Regulation S-K) but were entered into in 2007 and have been continuously disclosed in each of the Company’s Forms 10-Q and 10-K and accompanying financial statements since that time.  There are no other related party transactions in existence or currently proposed between the Company and Hoactzin that have not been fully disclosed on pages F-20 through F-22 of Form 10-K for the year ended December 31, 2012.  Accordingly the Company’s position is that no revision of disclosure need be made with respect to these related party transactions.

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Tengasco, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will await any further comment from you with regard to each these two matters. The Company continues to believe that the disclosure contained in the filing is sufficient to provide all information required to provide investors with the opportunity to make informed investment decisions.

Very truly yours,

Tengasco, Inc.

BY:	/s/ Michael J. Rugen
Michael J. Rugen, Chief Executive Officer